Amendment No. 1 to
The CNL Funds Rule 18f-3 Multiple Class Plan of


This Amendment No. 1 to The CNL Funds Rule 18f-3 Multiple Class Plan is made this 17th day of December, 2008. Section 3 of the Certificate of Designation Class C Shares is hereby deleted in its entirety and replaced with the following:'Conversion Rights

(a) At the Effective Time described in Section 3(b) below, all of the issued and outstanding Class C Shares shall covert to Class A Shares based upon the relative net asset values of the two share classes, and thereafter shall have the attributes of Class A Shares.

(b) The conversion of Class C Shares into Class A Shares shall occur on December 30, 2008 at 5:00 p.m. Eastern time or such later date and time as the officers of the Trust shall determine (the 'Effective Time').

(c) If, prior to the Effective Time, any amendment is proposed to the Rule 12b-1 Plan for Class A shares that would increase materially the amount of Rule 12b-1 fees to be borne by those Class A shares, then no Class C shares shall convert into Class A shares until the holders of Class C shares have also approved the proposed amendment. If the holders of such Class C shares do not approve the proposed amendment, the Trustees of the Trust and the Trust's Distributor shall take such action as is necessary to ensure that the Class voting against the amendment shall convert into another class identical in all material respects to the Class A shares as constituted prior to the amendment or otherwise terminate the automatic conversion of Class C shares.'

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